UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d –1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d–2.

(Amendment No. )*

SONIM TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83548F101

(CUSIP Number)

180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, New Jersey 07042
Attention: Daniel B. Wolfe
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83548F101

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
9,395,229 shares (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9,395,229 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,395,229 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED IN ROW (9)
14.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV, IA
(1)180 Degree Capital Corp. ("180") disclaims beneficial ownership of 3,350,000 of these shares that are beneficially owned by a separately managed account ("SMA"). 180 has shared dispositive and voting power over these shares through its position as Investment Manager of the SMA. 180 disclaims beneficial ownership of the shares owned by the SMA except for its pecuniary interest therein.
(2)Percent of class is calculated based on 66,162,019 shares of common stock, par value $0.01 (the “Common Stock” or “Shares”), of Sonim Technologies, Inc. (the “Issuer”) outstanding as of October 31, 2020 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2020 (the “Form 10-Q”).

CUSIP No. 83548F101

Item 1.

(a) Name of Issuer:

Sonim Technologies, Inc., a Delaware corporation

(b) Address of Issuer's Principal Executive Offices:

6836 Bee Cave Road, Building 1, Suite 279
Austin, Texas 78746

Item 2.

(a) Name of person filing:

180 Degree Capital Corp.

(b) Address or principal business office or, if non, residence:

7 N. Willow Street, Suite 4B
Montclair, NJ 07042

(c) Citizenship/State of Organization:

180 Degree Capital Corp. - New York

(d) Title of class of securities:

Common Stock

(e) CUSIP No.:

83548F101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    ☒ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)    ☒ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)    ☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
    Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Reference is hereby made to Items 5-9 and 11 of page 2 of this Schedule, which Items are incorporate by reference herein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

A separate account managed by the Reporting Person ("SMA") has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,350,000 of the shares reported in Items 5-9 and 11 of page 2 of this Schedule less any fees due to the Reporting Person in its role as investment manager of the SMA. The SMA's economic interest is less than 5% of the subject securities reported on this Schedule.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2021

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President